Mail Stop 4561

September 26, 2007

Mr. John J. Arvonio
Chief Financial and Accounting Officer
Intervest Bancshares Corporation
One Rockefeller Plaza, Suite 400
New York, NY 10020

       Re: Intervest Bancshares Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2006
              File No. 0-23377

Dear Mr. Arvonio:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                               Sincerely,

                               John P. Nolan
                               Accounting Branch Chief